        GIORDANO, HALLERAN & CIESLA
        A PROFESSIONAL CORPORATION             JOHN C. GIORDANO, JR.     GERALD P. LALLY
                                               FRANK R. CIESLA           SEAN E. REGAN |_|
             ATTORNEYS AT LAW                  BERNARD J. BERRY, JR.     JAY S. BECKER
                                               THOMAS A. PLISKIN         TIMOTHY D. LYONS                OF COUNSEL:
             PLEASE RESPOND TO:                JOHN A. AIELLO            J. SCOTT ANDERSON             JOHN R. HALLERAN
        U.S. POSTAL SERVICE ADDRESS:           MICHAEL J. GROSS          PETER B. BENNETT             S. THOMAS GAGLIANO
            POST OFFICE BOX 190                JOHN A. GIUNCO            LAURENCE I. ROTHSTEIN         RONALD P. HEKSCH
        MIDDLETOWN, NEW JERSEY 07748           EDWARD S. RADZELY         ROBERT J. FEINBERG |_|       DERRICK A. SCENNA
                                               SHARLENE A. HUNT          PATRICK S. CONVERY
                    OR:                        PHILIP D. FORLENZA        MICHAEL A. PANE, JR.              -------
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:   MICHAEL J. CANNING |_|    MICHAEL J. VITIELLO
             125 HALF MILE ROAD                PAUL H. SCHNEIDER         STEVEN M. DALTON              JOHN C. GIORDANO
         RED BANK, NEW JERSEY 07701            ELIZABETH CHRISTIAN       PAMELA J. KNAUER                (1921-1989)
                                               ANDREW B. ROBINS          TIMOTHY J. DENGLER
               (732) 741-3900                  MICHAEL A. BRUNO          CATHERINE J. BICK                 -------
            FAX: (732) 224-6599                KURT E. ANDERSON          MONICA J. CERES
                                               PAUL T. COLELLA
               www.ghclaw.com
                                                    -------                   -------            |_|  CERTIFIED BY
                                                                                                      THE SUPREME COURT OF
                                               TARA PHELAN CARVER        AFIYFA H. BOLTON             NEW JERSEY AS A CIVIL
                                               TARA L. BENSON            CRAIG M. GIANETTI            TRIAL ATTORNEY
                                               RACHEL M. RINNINSLAND     ARI G. BURD
                                               LISA MICELI WATERS        KEVIN B. LEGREIDE
                                               GREGORY BANACKI, JR.      DANIEL V. MADRID
                                               THEODORE P. BROGOWSKI     MATTHEW J. CERES
                                               BRIAN H. HARVEY           SCOTT A. COWAN
                                               MELISSA V. SKROCKI

DIRECT DIAL NUMBER      DIRECT EMAIL                  CLIENT/MATTER NO.
(732) 219-5483          pforlenza@ghclaw.com          14652/0001

                                   May 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

      RE:   Foodarama Supermarkets, Inc.
            Schedule 13E-3
            Filed March 27, 2006
            File No. 005-32085

            FSM-Delaware
            Registration Statement on Form S-4
            Filed March 27, 2006
            File No. 333-132745

Ladies and Gentlemen:

      The following sets forth the comments made by the Staff on the above captioned Schedule 13E-3 and Registration Statement on Form S-4 in its letter dated April 26, 2006 and the responses thereto:

Schedule 13E-3

1. Please tell us what consideration was given to whether Saker Holdings Corp., Messrs. Richard and Joseph Saker, and the other members of the purchaser group (identified as "Offerors" in your Schedule TO) are affiliates engaged in the going private transaction and, according, should be filing persons on the Schedule 13E-3? Please advise or revise the
      Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly

      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608,
                             PHONE: (609) 695-3900

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 2

      available at our website at www.sec.gov.

      Response - The Schedule 13E-3 has been amended to make Saker Holdings Corp., Joseph J. Saker, Richard J. Saker and Joseph J. Saker, Jr. filing persons. The other members of the purchaser group are not affiliates of Foodarama.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by
      Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material facts upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

      Response - A section captioned "Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Offer and Merger" has been added on page 51 of the proxy statement/prospectus and incorporated by reference in the Schedule 13E-3. In addition, disclosure has been added in the sections captioned "Management of Foodarama," "Securities Ownership of Certain Beneficial Ownership and Management," "Certain Relationships and Related Party Transactions," "Source and Amount of Proposed Financing," and "Reasons for and Purposes of the Going Private Transaction" and incorporated by reference in the Schedule 13E-3.

Item 16. Exhibits

3. Please file or revise your exhibit index to include all the documents specified in Item 1016(a) through (d), (f) and (g) of Regulation M-A. For example, please refer to the Blair fairness opinion, and please file the GMAC loan commitment letter or agreement and a detailed statement of appraisal rights.

      Response - The exhibit index has been revised to include:

            o     Commitment letter issued by GMAC Commercial Finance LLC

            o     Fairness Opinion of William Blair & Company LLC

            o Fairness Analysis Presentation made by William Blair & Company to the Special Committee

            o Custody Agreement and Limited Power of Attorney among Saker Holdings Corp. and members of the Purchaser Group

            o Custody Agreement among Saker Holdings Corp. and members of the

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 3


                  Purchaser Group.

            o Exchange Agreement among Saker Holdings Corp. and members of the Purchaser Group and amendment thereto.

            o Form of Agreement and Plan of Merger between Saker Holdings Corp. and FSM-Delaware, Inc.

S-4

General

4. Please disclose any substantial interest, direct or indirect, for each person described in Item 5 of Schedule 14A. For example, we noted on page 40 you disclose that the vesting of stock options will be accelerated in connection with the share exchange and tender offer.

      Response - A section captioned "Interests of Certain Persons in the Going Private Transaction" has been added on page 44 of the proxy statement/prospectus.

5. Please revise to describe any material changes since the end of the last fiscal year that have not been described in a report on Form 10-Q or 8-K.

      Response - Language has been added at the end of the section captioned "Selected Historical Consolidated Financial Data" on page 98 to disclose that there have been no material changes since the end of fiscal 2005 that have not been reported in a Report on Form 10-Q or 8-K.

6. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

      Response - No such information will be included in the prospectus.

7.    Please file a form of your proxy card.

      Response - A form of proxy card has been filed with Amendment No. 1 to the Registration Statement on Form S-4.

Cover Page of Proxy Statement/Prospectus

8. Please limit the cover to one page. Further, please disclose the aggregate number of shares of Foodarama common stock that will be exchanged for FSM common stock.

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 4


      Please also revise to disclose the person who is making the solicitation. Refer to Item 4 of Schedule 14A.

      Response - The cover page has been revised in response to the above comment.

Summary Term Sheet

9. Please revise the summary term sheet to include a brief summary of all of the essential features and the significance of the going private transaction. For example, your summary term sheet might include a brief discussion of the following:

      o principal advantages and disadvantages of the share exchange, tender offer and merger;

      o fairness of the transaction to unaffiliated shareholders, including the fairness opinion of Blair;

      o     interests of your directors, officers and any affiliates.

      Refer to Item 1001 of Regulation M-A and also Section II.F.2 of Securities Act Release No. 7760 for a list of other issues that may be appropriately disclosed in the summary term sheet.

      Response - Disclosure of the principal advantages and disadvantages of the going private transaction has been added on pages 7 and 8 of the Summary Term Sheet included in the proxy statement. Disclosure as to the interests of officers and directors of Foodarama and its affiliates has been added on page 10 of the Summary Term Sheet. Disclosure with respect to the fairness of the transaction has been added on page 6 of the Summary Term Sheet.

Will Foodarama shareholders be taxed as a result of the share exchange?, page 6

10. While you may recommend that shareholders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

      Response - The language urging shareholders to consult tax advisors has been deleted.

When do you expect to complete the tender offer, share exchange and merger, page
6

11. Please also discuss when you expect the share exchange and merger to be completed.

      Response - Disclosure has been added on page 10 in response to the above comment.

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 5


12. We note that in the second-to-last bullet on page 7 you state that the consummation of the tender offer is subject to the receipt of financing by Saker Holdings Corp. Please disclose the amount and the source of financing.

      Response - Disclosure with respect to the amount and source of the financing has been added in the Summary Term Sheet on pages 10 and 11. In addition, a section captioned "Source and Amount of Proposed Financing" has been added on page 66 of the proxy statement/ prospectus.

Will the share exchange be completed if the tender offer is not completed, page
8

13. We note that the Foodarama board has not yet made a decision as to whether the share exchange will be implemented if the tender offer is not completed. Please revise to disclose the factors that the board will consider in making its decision.

      Response - Disclosure has been added on pages 11 and 12 in response to the above comment.

      What vote is required to approve the share exchange?, page 9

14. Please disclose here if any shareholders have indicated that they will vote for the share exchange and the percentage of outstanding shares these shareholders will vote.

      Response - Disclosure has been added to pages 13 and 14 indicating that Foodarama's executive officers and directors and members of the purchaser group have indicated that they intend to vote in favor of the share exchange.

Special Factors, page 12

15. Please reorganize this section to ensure that only disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3 appear in it. See Rule 13e-3(e)(1)(ii). Relocate, for example, your disclosure relating to forward-looking statements and to the special meeting procedures.

      Response - The proxy statement/prospectus has been reorganized so that the section captioned "Special Factors" contains only information responsive to items 7, 8 and 9 of Schedule 13E-3.

If the share exchange is not approved by Foodarama shareholders and ..., page 13

16. We note that you state that the out-of-pocket expenses to be reimbursed to Saker Holdings could be significant. Please revise to include an estimate of the amount of out-of-pocket expenses incurred to date. Please also describe the termination fee of $1.5

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 6


      million if the special committee withdraws its recommendation.

      Response - Disclosure has been added on page 17 in response to the above comment.

Cautionary Statement regarding forward-looking statements, page 13

17. Please remove the reference to the Private Securities Litigation Reform Act of 1995. Please note that statements made in connection with going private transactions are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See
      Section 21E(b)(1)(E) of the Exchange Act.

      Response - The language under "Cautionary Statement Regarding Forward Looking Statements" has been revised in response to the above comment.

Voting Your Shares, page 15

18. Please describe any provisions for shareholders to vote by phone or by internet.

Response - There are no provisions for shareholders to vote by phone or internet.

The Share Exchange, page 17

19. We note that you have not included a fairness determination from each filing person. Please revise here and throughout the document to state whether Foodarama's board and special committee and each filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than "minority shareholders," and describe the factors considered in determining fairness. Refer to Item 1014(a) and (b) and Instruction 2 to Item 1014 of Regulation M-A. In addition, please be sure to address both procedural and substantive fairness.

      Response - Disclosure has been added in the sections captioned "Recommendation of the Special Committee and Fairness of the Tender Offer and Merger" added on page 48 and the section captioned "Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Offer and Merger" added on page 51.

20. In this regard, if one filing person relied upon the analysis of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, that party must expressly adopt the conclusion and analyses of the other. For example, if the board is relying on the special committee's analyses, then the board must specifically adopt such analyses as its own. Likewise, if the special committee is relying on the analysis of Blair to satisfy its requirements, it must adopt that analysis. In providing the disclosure requested in this

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 7


      comment, address how any filing persons relying on the Blair opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Blair fairness opinion addressed fairness with respect to "minority shareholders."

      Response - Disclosure has been included on pages 49 and 51 of the section captioned "Recommendation of the Special Committee and Fairness of the Tender Offer" indicating that the Special Committee adopted the conclusions and analysis of Blair and the Board of Directors adopted the conclusions of the Special Committee.

      In its fairness opinion, Blair opined on the fairness, from a financial point of view, of the tender offer consideration to the "holders of outstanding shares of common stock of Foodarama Supermarkets, Inc. (the "Company") other than shareholders of Saker Holdings Corp. (the "Minority Shareholders")." We believe that this terminology is substantially equivalent to "shareholders unaffiliated with Saker Holdings Corp." and have replaced the term "minority shareholders" with "unaffiliated shareholders" in the description of Blair's fairness opinion.

Reasons for and Purposes of the Share Exchange, page 18

21. Please (i) describe the going private nature of the transaction, (ii) discuss the effects of the share exchange, tender offer and merger, including a discussion of the benefits and detriments of the Rule 13e-3 transaction to Foodarama, its affiliates and unaffiliated shareholders,
      (iii) quantify the benefits and detriments to the extent practicable, (iv) describe each filing person's reasons for undertaking the transaction at this time, and (v) any alternatives considered. Refer to Item 1013 of Regulation M-A and its instructions.

      Response - Disclosure responsive to the above comment has been added in the section captioned "Reasons for and Purpose of the Going Private Transaction" beginning on page 23 of the proxy statement/prospectus.

22. Please revise to discuss in more detail the board's and the special committee's reasons for recommending the going private transaction and disclose any negative factors or risks associated with the transaction. If the board or the special committee did not consider any negative factors, then please include a statement to that effect.

      Response - Disclosure responsive to the above comment has been included in the section captioned "Recommendation of the Special Committee and Fairness of the Tender Offer and Merger" which begins on page 48.

Background of the Share Exchange, page 19

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 8


23. Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please also revise so that it is clear how the final structure and terms were reached. For example, please describe the substance of the discussions between March and April 2005 among the members of the Saker family and the discussions with GMAC on March 3rd, March 10th, April 8th, April 27th, and from April 27 through August 11, 2005, and the negotiation of the loan terms and the tender offer and support agreement. Please also disclose the "certain forecasted financial information" provided to Wakefern and the projections given to Blair. If these projections were the basis for Blair's discounted cash flow analysis, please disclose them in that section and include a cross-reference here.

      Response - The "Background" section has been revised on page 28 in response to the above comment. The forecasts and projections provided to Wakefern and Blair have been added in the section captioned "Certain Projections of Future Operations" and cross references have been added on pages 29 and 34 of the "Background" section as suggested.

24. Please identify any legal advisors to the Saker family. In addition, we note that on page 20 you state that Mr. Saker and the other members of the Saker family engaged Conway DelGenio to advise them with respect to a possible going private transaction. Please summarize any reports, opinions or appraisals provided by Conway DelGenio and if applicable, include all of the information required by Item 1015 of Regulation M-A.

      Response - Language has been added on page 35 to indicate that Giordano, Halleran & Ciesla, P.C. has acted as a legal advisor to the purchaser group. Conway Del Genio did not provide any written reports, opinions, or appraisals to the purchaser group. A summary of the advice provided by Conway Del Genio to the purchaser group has been added in the "Background" section on page 28.

25. Please refer to the discussions on September 13, 2005. Please discuss the reasons why the group concluded that it would be preferable to conduct a tender offer. Please describe any other options that were considered, including remaining a public company or other methods of going private.

      Response - Disclosure has been added on page 28 in response to the above comment.

26. Please revise to discuss whether the board or special committee evaluated any negative factors relating to the transactions during the negotiations.

      Response - Disclosure as to the negative factors evaluated by the Special Committee

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 9


      has been added in the section captioned "Recommendation of the Special Committee and Fairness of the Tender Offer and Merger" which begins on page 48.

27. We note that Mr. Richard Saker met with representatives of Wakefern on November 17, 2005 to discuss a potential change in ownership of Foodarama. Please describe Mr. Saker's proposal, any alternatives that were discussed, Wakefern's response to the Saker proposal, and Wakefern's views on the $300 million withdrawal fee in the event of a change in control.

      Response - Disclosure responsive to the above comment has been added on page 29. No alternative transactions were discussed with Wakefern.

28. Please describe Mr. Abbey's reasons for agreeing to sell his shares to the Saker family. In addition, please describe the reasons for the Saker family's unwillingness to sell their interests to a third party, to sell any part of the business, or to participate in alternative transactions.

      Response - As indicated in language added on page 29, Mr. Abbey advised that he had no compelling reason to sell his shares. Disclosure setting forth the reasons for the Saker family's unwillingness to sell their interests or participate in an alternative transaction has been added on page 30.

29. Refer to the disclosure in the penultimate paragraph of page 22. Please tell us why Foodarama did not file the press release under cover of
      Schedule 14D-9C as a tender offer pre-commencement communication. Refer to Rule 14d-9(a).

      Response - The Company reported the receipt of the non-binding proposal under cover of Form 8-K. The Company believes it has complied in all material respects with Rule 14d-9 in light of the fact that the tender offer had not yet commenced, the press release contained no recommendation with respect to the tender offer, and the press release indicated that the Special Committee had been appointed to review the proposed transaction.

30. We note the special committee's discussions with its legal counsel on December 22, 2005, regarding the restrictions imposed by the Wakefern stockholders' agreement. We note that the $300 million withdrawal fee would not be required if the sale is made to Wakefern or another shareholder of Wakefern, as disclosed on page 8 of the Form 10-K for the fiscal year ended October 29, 2005. Please address whether these alternatives were discussed during the negotiations.

      Response - Disclosure has been added on page 32 to indicate that in the course of

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 10


      analyzing the Saker family proposal, the Special Committee and its financial and legal advisors discussed on a number of occasions the alternatives which might be available to Foodarama, including the possible sale of the Company or an interest in the Company to Wakefern or one of the Wakefern shareholders under circumstances which would not trigger the $300 million withdrawal fee. In determining not to pursue such a transaction, the Special Committee noted the absence of any expression of interest from Wakefern or any of its shareholders in such a transaction, despite the passage of considerable time from the date that the Saker family proposal was announced, and the repeated indications from representatives of the Saker family that they were not willing to sell their interests in Foodarama to another party.

31. Please refer to the meeting on January 23rd and the telephone call on January 25, 2006. Please describe the report provided by Blair, as required by Item 1015 of Regulation M-A. Please describe all of the significant structural and financial impediments to an acquisition by Yucaipa that were considered by the special committee. In addition, please describe why Yucaipa believed it would be a "qualified successor" under the Wakefern stockholders' agreement and did not expect to pay the $300 million withdrawal fee. Also, explain why the special committee gave significance to the Wakefern withdrawal fee: would the fee have been subtracted from the price offered by Yucaipa? Would it have described the proceeds to be received by Foodarama shareholders?

      Response - As disclosed on page 34, Yucaipa informed the Special Committee's financial advisors that its proposal was structured on the assumption that no withdrawal fee would be payable in connection with its acquisition. Language has been added on page 34 to indicate that Yucaipa never explained to the satisfaction of the Special Committee or its advisors why Yucaipa took the position that it would be a "qualified successor" under the Wakefern stockholders agreement. The Special Committee did not believe that Yucaipa's position on that point was credible. Given the size of the withdrawal fee relative to the overall transaction, the Special Committee viewed Yucaipa's failure even to advance a theory under which it would be deemed a "qualified successor" as a significant structural and financial impediment to any potential acquisition. The Special Committee, through its financial advisors, tried numerous times without success to get Yucaipa to address this issue and to clarify other basic aspects of its indication of interest, such as the degree of flexibility inherent in its initial expression of interest in acquiring "up to " 100% of the shares of Foodarama (in light of the Saker family's stated unwillingness to sell their shares). Because Yucaipa withdrew its expression of interest without having first addressed these basic points, the Special Committee never received a proposal upon which meaningful analysis could be

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 11


      performed.

32. With respect to the meetings on January 27 and March 2, 2006, please describe the presentation made by Blair, as required by Item 1015 of Regulation M-A.

      Response - Disclosure with respect to the January 27, 2006 meeting has been added on page 34 in response to the above comment. A cross reference to the section captioned "Special Factors - Opinion of the Financial Advisor to the Special Committee" has been added in the paragraph contained on page 38 which describes the March 2, 2006 meeting.

Opinion of the Financial Advisor to the Special Committee, page 30

33. Please provide us with copies of any materials prepared by Blair in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure. In addition, any non-public information used by Blair in formulating its fairness opinion should be summarized in the filing.

      Response - Blair's preliminary analysis dated January 20, 2006 (which was discussed at the January 23, 2006 meeting of the Special Committee) and Blair's preliminary analysis dated January 27, 2006 (which was discussed at both the the January 27, 2006 and January 30, 2006 meetings of the Special Committee) are being delivered to the Staff supplementally with copies of this letter. The final analysis prepared by Blair and delivered to the Special Committee at its meeting on March 2, 2006 is also being delivered to the Staff supplementally and has been filed as an exhibit to the Schedule 13E-3. In addition, disclosure has been added on pages 33 and 35 of the proxy statement/prospectus to describe the analysis contained in Blair's reports. Please note that, as indicated in the revised disclosure, there were no material differences in the presentations made by Blair at the Special Committee meetings held on January 23, January 27, January 30 and March 2, 2006, except that the three most recent presentations were based upon updated projections. The effect of the change in projections is discussed in the "Background" section. As a result, in view of the detailed description of the March 2, 2006 presentation which is included in the Proxy Statement/Prospectus, detailed summaries of the January 23, January 27 and January 30, 2006 presentations have not been included in the "Background" section. We believe that the inclusion of detailed summaries of these presentations would be repetitive and

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 12

      potentially confusing to readers.

34. Additionally, each presentation, discussion or report held with or presented by Blair, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of
      Item 1015 of Regulation M-A. Please revise to summarize all presentations made by Blair, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

      Response - The presentations made by Blair at the January 23, January 27 and January 30 meetings have been summarized on pages 33, 34 and 35. The presentation and report provided by Blair at the March 2, 2006 meeting is described in the section captioned "Opinion of the Financial Advisor to the Special Committee" and, as noted above, a cross reference to that section has been added in the description of the March 2, 2006 meeting.

35. As currently drafted, the discussion of each financial advisor's opinion contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis.

      Response - The section captioned "Opinion of Financial Advisor to the Special Committee" has been revised pursuant to the above comment.

Selected Public Company Analysis, page 32

36. Please provide the data to which you refer for each comparable company in the second paragraph of this analysis summary, including the comparable data for Foodarama, and show how that information resulted in the values already disclosed. Please apply this comment to the data underlying the disclosure in the analysis of comparable transactions.

      Response - We respectfully submit that providing data for each comparable company and comparable transaction is not appropriate inasmuch as the disclosure in these

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 13


      sections is intended to summarize, rather than present in its entirety, the detailed analysis undertaken by Blair. Further, our review of disclosure submitted to the Securities and Exchange Commission in comparable transactions suggests that it is customary to provide a range, mean and median of the data applicable to the comparable companies and comparable transactions. Moreover, in light of the fact that the complete analysis will be filed as an exhibit to the S-4, shareholders who wish to do so may evaluate the complete data by reviewing the exhibit.

Comparable Transactions Analysis, page 33

37. We note that the "Adjusted Enterprise Value/LTM October 2005 EBITDAR" multiple for the current transaction is below those obtained in this analysis. Please explain how Blair evaluated this result in reaching its fairness opinion.

      Response - Disclosure has been added on page 45 in response to the above comment.

Discounted Cash Flow Analysis, page 35

38. Please disclose the "certain industry growth rates" used by Blair in determining the terminal value inputs used in this analysis.

      Response - Disclosure has been added on page 45 in response to the above comment.

39. Please expand your disclosure in the second paragraph of this analysis to provide the data that resulted in the implied transaction per share equity values of $25.11-$92.79.

      Response - Disclosure has been added on page 46 in response to the above comment.

Leveraged Buyout Analysis, page 35

40. Please expand this disclosure to explain how Blair selected the various assumed values, ratios and rates of return. Also, expand your disclosure to provide the data that resulted in the estimated range of values for Foodarama common stock of $50.72 to $80.13.

Response - Disclosure has been added on page 46 in response to the above comment.

General, page 36

41. We note that Blair gave weight to "other potential risks relating to Foodarama's business." Please describe these other potential risks.

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 14


      Response - Disclosure has been added on page 47 in response to the above comment.

42. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to any material relationship with Blair during the past two years.

      Response - Disclosure has been added on page 48 in response to the above comment.

Expenses of the Share Exchange, page 37

43. Please revise to include all of the expenses in connection with the going private transaction. Refer to Item 1007(c) of Regulation M-A.

      Response - This section has been recaptioned "Expenses of the Share Exchange and Going Private Transaction" and disclosure has been added on page 56 in response to the above comment.

Management of FSM-Delaware, page 39

44. We note that the current directors of Foodarama except for Messrs. Richard and Joseph Saker will resign. Please state whether any other management changes will occur in the event that the tender offer and share exchange are completed.

      Response - Disclosure has been added on page 59 to indicate that no additional management changes will occur if the tender offer and share exchange are completed.

Stock Exchange Listing, page 40

45. We note that if the tender offer is not completed but the Board elects to implement the share exchange, you anticipate that application would be made to have the shares of FSM listed on the American Stock Exchange. Please describe the timing of the application and the amount of time that shareholders may be holding illiquid stock.

      Response - Disclosure has been added on page 60 in response to the above comment.

The Tender Offer and Support Agreement, page 41

46. Note that your stated expiration date for the tender offer of the 35th day after commencement does not comply with Rule 14e-1(a), which requires the offer to remain open for 20 business days. Please revise.

      Response - We respectfully submit that there are no circumstances in which keeping the tender offer open for 35 days would result in the tender offer being kept open for less

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 15


      than 20 business days. As a result, we believe that the tender offer will comply with Rule 14e-1(a).

47. Please revise to describe the terms of the GMAC financing and any material conditions. Please also disclose any alternative financing plans in the event the primary financing plans fall through. If none, so state. Refer to Item 1007(b) and (d) of Regulation M-A.

      Response - A section captioned "Source and Amount of Proposed Financing" has been added on page 66.

Comparison of Rights of Shareholders, page 49

Dissenter Rights and Appraisal Rights, page 58

48. We note your discussion of appraisal rights. Please revise to describe the statutory procedure required to be followed by dissenting shareholders in order to perfect such rights. If appraisal rights may only be exercised within a limited time, state whether the persons solicited will be notified of such a date. Indicate whether a shareholder's failure to vote against the share exchange will constitute a waiver of her appraisal rights. Refer to Item 3 of Schedule 14A.

      Response - A section captioned "Appraisal Rights" has been added on page
      71. Disclosure indicating that a vote against the share exchange will not constitute a waiver of appraisal rights with respect to the merger has been added on page 60.

Certain Federal Income Tax Consequences of the Share Exchange and Merger, page
59

49. Please identify tax counsel and revise to clarify which specific statements in the prospectus are the opinions of Giordano Halleran.

      Response - Disclosure has been added on page 85 in response to the above comment.

50. Discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, including the company and its affiliates. Refer to Item 1013(d) of Regulation M-A.

      Response - Disclosure has been added on page 87 in response to the above comment.

51. We note the subheading of your disclosure that sets forth "certain" federal income tax consequences of the share exchange and merger. Please ensure that you discuss all such material consequences.

      Response - The subheading on page 85 has been revised to refer to "material' federal

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 16


      income tax consequences.

Securities Ownership of Foodarama Management, page 62

52. Please revise to include the beneficial ownership information for principal stockholders. Refer to Item 403 of Regulation S-K.

      Response - The table set forth on page 90 has been revised in response to the above comment.

53. It appears that the members of the purchasing group have formed a group for purposes of Regulation 13D. Refer to Rule 13d-5(b). Please tell us why the members of the purchasing group are not all listed in this table and listed as having beneficial ownership of all shares held by every other member of the purchasing group.

      Response - The table on page 90 has been revised to include all members of the Purchaser Group. In addition, disclosure has been added in note 1 to the table on page 90 in response to the above comment.

54. We note in your annual report on Form 10-K filed on January 27, 2006 several other shareholders who hold more than 5% of your outstanding shares. Please revise this section to include those shareholders.

      Response - The table set forth on page 90 has been revised to include the other 5% shareholders.

Certain Relationships and Related Party Transactions, page 65

55. Please include information regarding the relationship with Saker Holdings Corp. and Wakefern. Please also briefly discuss the share exchange agreement, tender offer and support agreement, and the loan commitment letter as related party transactions. Refer to Item 404 of Regulation S-K.

      Response - Disclosure has been added on page 93 to indicate that Richard
      J. Saker, an officer, director and shareholder of Saker Holdings Corp. is also a member of the Board of directors and an officer of Wakefern. Otherwise, Saker Holdings Corp. has no relationship with Wakefern.

      Disclosure has been added on page 93 with respect to the Agreement and Plan of Share Exchange and Tender Offer and Support Agreement. We respectfully submit that the issuance of the GMAC commitment letter to Saker Holdings Corp. does not constitute a

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 17


      related party transaction.

Selected Historical Consolidated Financial Data, page 66

56. Please revise your introductory paragraph in this section to incorporate by reference your quarterly financial statements from the March 2006 10-Q, as you have done in the Schedule 13E-3.

      Response - The introductory paragraph on page 97 has been revised in response to the above comment.

57. We note that you have incorporated by reference the Foodarama financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that neither quarterly information nor information responsive to
      Item 1010(c)(2), (4) and (6) have been provided. Please revise to include this information, or advise.

      Response - Information with respect to income per common share from continuing operations is not included inasmuch as Foodarama's financial statements do not reflect any discontinued operations.

      Disclosure has been added on page 98 to indicate that Foodarama has not historically reported a ratio of earnings to fixed charges.

      Pro forma data for the summarized financial information set forth on page 97 would not be material. We believe that the projected financial information set forth in "Certain Projections of Future Operations" provides more meaningful information to shareholders than would pro forma information.

Incorporation of Certain Documents by Reference, page 68

58. In the last paragraph of this section, you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this proxy statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to shareholders in the proxy statement materially changes, you are under an obligation to amend the
      Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 18


      here in accordance with this comment.

      Response - The disclosure on page 103 has been revised to eliminate the "forward incorporation" language.

Exhibit 5.1

59. Please revise to opine on the corporate laws of Delaware, the state of incorporation of FSM.

      Response - The opinion has been revised and refiled with Amendment No. 1 to the S-4.

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
May 8, 2006
Page 19


      If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 741-3900.

                                       Very truly yours,


                                       PHILIP D. FORLENZA

JAA/db
cc:   H. Christopher Owings (w/encls.)
      Dan Duchovny (w/encls.)
      Peggy Kim (w/encls.)
      Richard J. Saker
      Michael Shapiro
      Michael W. Zelenty